Exhibit (d)(15)

NORTHERN FUNDS

FORM OF EXPENSE REIMBURSEMENT AGREEMENT

Agreement (“Agreement”) dated as of the [15]th day of November, 2017 by and between NORTHERN FUNDS (the “Trust”), a Delaware business trust and a registered investment company under the Investment Company Act of 1940, as amended, and NORTHERN TRUST INVESTMENTS, INC. (“NTI”).

WHEREAS, NTI serves as investment adviser and administrator to the fund listed on Exhibit A hereto (the “Fund”) pursuant to a Management Agreement (the “Management Agreement”) dated June 30, 2014, as amended, between the Trust and NTI.

WHEREAS, the parties to this Agreement wish to provide for an undertaking by NTI to reimburse certain, but not all, of the expenses for the Fund.

NOW THEREFORE, in consideration of the foregoing, the parties intending to be legally bound hereby, agree as follows:

1. NTI shall, from the date of this Agreement, reimburse a portion of the operating expenses of the Fund so that after such reimbursement the total annual fund operating expenses of the Fund expressed as a percentage of average daily net assets shall not exceed the amount set forth on Exhibit A (“Expense Limit”), subject to certain excepted expenses (“Excepted Expenses”) as agreed to by the parties in writing from time to time. NTI shall first reimburse management fees payable by the Fund, and then reimburse other operating expenses of the Fund to the extent the amount of difference between the Fund’s operating expenses and the Expense Limit exceeds the management fees payable by the Fund.

2. The termination date of this Agreement is November 15, 2018 (the “Initial Term”). This Agreement shall continue automatically for periods of one year (each such one year period, a “Renewal Year”). This Agreement may be terminated, as to any succeeding Renewal Year, by either party upon 60 days’ written notice prior to the end of the current Initial Term or then current Renewal Year. Notwithstanding the foregoing, this Agreement may be terminated by the Trust’s Board of Trustees, with respect to the Fund, at any time if it determines that such termination is in the best interest of the Fund and its shareholders.

3. NTI acknowledges and agrees that it shall not be entitled to collect on or make a claim for reimbursed expenses that are the subject of this Agreement at any time in the future.

4. This Agreement shall be governed by and construed under the laws of the State of Illinois, without regard to its conflict of law provisions. This Agreement may be signed in counterparts.

5. This Agreement represents the entire agreement between the parties regarding its subject matter as it relates to the Fund.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

NORTHERN FUNDS

By:
Name:
Title:

NORTHERN TRUST INVESTMENTS, INC.

By:
Name:
Title:

2

Exhibit A

Northern Funds

Name of Fund	Total Annual Fund Operating Expenses After Expense Reimbursement (expressed as a percentage of the Fund’s average daily net assets)
Northern Engage360™ Fund	0.70%